FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

Form 51-102F3

Material Change Report

1

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia   V6C 2T8

2

Date of Material Change

August 11, 2009

3

News Release

A news release respecting this material change was disseminated on August 12, 2009 via Marketwire.

4

Summary of Material Change

The Company has received notice from the Toronto Stock Exchange (“TSX”) that its common shares will be delisted at the close of market on September 11, 2009.

5

Full Description of Material Change

The Company has received notice from the TSX that its common shares will be delisted at the close of market on September 11, 2009.  The delisting decision announced by the TSX relates to Forbes’ market capitalization, which has fallen below the designated minimum TSX threshold for continued listing.

Also see attached news release.

6

Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899 ext. 239

9

Date of Report

August 12, 2009

FOR IMMEDIATE RELEASE	August 12, 2009

Forbes Medi-Tech Provides Update on TSX Listing
~Company Receives Notice of TSX Delisting~

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced today that it has received notice from the Toronto Stock Exchange (“TSX”) that its common shares will be delisted at close of market on September 11, 2009.  The delisting decision announced by the TSX relates to Forbes’ market capitalization, which has fallen below the designated minimum TSX threshold for continued listing.

The Company’s shares continue to be listed on the NASDAQ Capital Market, trading under the symbol FMTI.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Forward looking Statements and Risks

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s stock exchange listings, specifically, that the Company’s shares will be delisted from the TSX at close of market on September 11, 2009 and that the Company’s shares continue to be listed on the NASDAQ Capital Market.    Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the TSX could determine to accelerate the delisting date of the Company’s common shares at any time;  the need for the Company to meet NASDAQ’s U.S. $1.00 minimum bid price requirement by January 4, 2010, which is not assured, or its shares will be delisted from NASDAQ;  the risk that delisting of the Company’s shares from TSX could, and from NASDAQ would, have a material adverse effect on the Company’s share liquidity and trading price and on the Company’s ability to obtain financing or complete a merger, acquisition or other suitable transaction and continue as a going concern. For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:

David Goold

Chief Financial Officer

Phone: (604) 689-5899 ext. 239

E-mail: ir@forbesmedi.com

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